DEAN HELLER	Entity #
Secretary of State	C20945-2002
204 North Carson Street, Suite 1	Document Number:
Carson City, Nevada 89701-4299	20050411676-92
(775) 684-5705	Date Filed:
Website: secretaryofstate.biz	9/16/2005 11:14:16 AM

Certificate of Designation	In the office of
(PURSUANT TO NRS 78.1955)	Dean Heller Secretary of State

Important: Read attached instructions before completing form	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation
For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1.     Name of corporation: Sky Petroleum Inc.

2.    By resolution of the board of directors pursuant to a provision in the articles of incorporation, this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock: 1.1 Series A Preferred Stock. Three Million Fifty-Five Thousand Five Hundred Fifty Six (3,055,556) shares of Preferred Stock shall be designated and known as Series A Preferred Stock (the “Series A Preferred”). The relative rights, preferences, privileges and restrictions granted to or imposed upon the Series A Preferred and the holders thereof are as follows:
1.1.1 Dividends.
continued on the attachment

3.     Effective date of filing (optional):

4.     Officer Signature: /s/ Daniel F. Meyer
                                           Daniel Meyer, President

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

SUBMIT IN DUPLICATE

This form must be accompanied by appropriate fees. See attached fee scheduled.

CERTIFICATE OF DESIGNATION

         1.1.1   Dividends.

                   (a)     The holders of the outstanding shares of Series A Preferred shall be entitled to receive, subject to the liquidation preference provided in Section 1.1.2 and the rights of any series of Preferred Stock that ranks, with respect to dividends, prior to or on parity with the Series A Preferred, so long as any share of Series A Preferred is outstanding, cumulative dividends on a per share basis, out of any funds legally available for distribution, prior and in preference to any declaration or payment of any cash dividend, or authorization of any other distribution (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of this Corporation), on the Common Stock in an amount equal to $0.252 per share per annum (as adjusted for any stock dividends, combinations or splits with respect to such shares) (the “Series A Dividends”). The Series A Dividend will begin to accrue on the ninetieth (90th) day after the initial issuance of the Series A Preferred and will be payable monthly in arrears beginning on the hundred and twentieth (120th) day after the initial issuance of the Series A Preferred.

                   (b)     Subject to the liquidation preference provided in Section 1.1.2, so long as any share of Series A Preferred is outstanding, subject to the rights of any series of Preferred Stock then outstanding that has a right to receive dividends prior to or on a parity with the Series A Preferred, this Corporation shall not declare or pay any person or make any distribution (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of this Corporation) on shares of its Common Stock unless and until all accrued but unpaid Series A Dividends have been paid in full. For purposes of this Section, a distribution shall mean the transfer of cash or other property without consideration, whether by way of dividend or otherwise, payable other than in Common Stock, or the purchase or redemption of shares of this Corporation; provided, however, that a distribution in redemption or cancellation of shares of Common Stock or rights to acquire Common Stock held by a current or former employee, director, officer, independent contractor or consultant of this Corporation or any of its affiliates pursuant to a stock purchase or stock option plan, stock bonus or award, warrant, or other arrangement approved by the Board of Directors shall not be deemed a distribution pursuant to this Section.

        1.1.2    Liquidation Preference.

                   (a)     In the event of any liquidation, dissolution or winding up of this Corporation, whether voluntary or involuntary (a “Liquidation Event”), the holders of the Series A Preferred shall be entitled to receive, prior and in preference to any distribution of the assets or surplus funds of this Corporation to the holders of Common Stock or any other class or series of capital stock ranking junior to the Series A Preferred by reason of their ownership thereof, and subject to the rights of any series of Preferred Stock then outstanding that ranks on liquidation prior to or on parity with the Series A Preferred, an amount equal to the sum of all declared but unpaid Series A Dividends, for each share of Series A Preferred then held by them.

If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Preferred (and any other series of Preferred Stock entitled to share in such distributions on parity with the Series A Preferred) shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then such assets and funds of this Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred (and any other series of Preferred Stock entitled to share in such distributions on parity with the Series A Preferred) in proportion to the preferential amount each such holder is otherwise entitled to receive.

                   (b)     In the event of a Liquidation Event, and subject to the payment in full of the liquidation preference with respect to the Series A Preferred and to any other series of Preferred Stock then outstanding that ranks on liquidation prior to or on parity with the Series A Preferred as provided in subparagraph (a) above,the entire remaining assets and funds of this Corporation legally available for distribution, if any, shall bedistributed ratably among the holders of Common Stock, the Series A Preferred and any series of Preferred Stock entitled to continued participation in such distributions on an as-converted to Common Stock basis.

                   (c)     (i) The acquisition of this Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation, but excluding any merger effected exclusively for the purpose of changing the domicile of this Corporation), (ii) a sale, conveyance or disposition of all or substantially all of the assets of this Corporation, or (iii) any reorganization, merger, consolidation or similar transaction in which this Corporation is not the surviving entity (unless, this Corporation’s shareholders of record as constituted immediately prior to such acquisition, sale, conveyance, disposition, reorganization, merger, consolidation or similar transaction will immediately after such acquisition, sale, conveyance, disposition, reorganization, merger, consolidation or similar transaction hold at least 50% of the voting power of the surviving or acquiring entity immediately after such acquisition, sale, conveyance, disposition, reorganization, merger, consolidation or similar transaction) shall be deemed to be a Liquidation Event within the meaning of that term as used in this Section 1.1.2 and shall entitle the holders of Series A Preferred and Common Stock to receive at the closing in cash, securities or other property (valued as provided in subparagraph (d) below) amounts as specified in subparagraphs (a) and (b) above, unless waived by holders of at least a majority of the outstanding shares of Series A Preferred.

                   (d)     Whenever the distribution provided for in this Section 1.1.2 shall be payable in securities or property other than cash, the value of such distribution shall be the fair market value of such securities or other property as determined in good faith by the Board of Directors, and, with respect to the gross amounts of their distributions, the holders of Series A Preferred shall participate in the distribution of such securities or other property in accordance with the liquidation preferences set forth in this Section 1.1.2.

                   (e)     This Corporation shall give each holder of record of Series A Preferred written notice of any impending Liquidation Event (including events treated as Liquidation Events pursuant to Section 1.1.2(c)) above not later than ten (10) days prior to the shareholders’ meeting called to approve such transaction, or ten (10) days prior to the closing of such transaction, whichever is earlier. The transaction shall in no event take place sooner than ten (10) days after this Corporation has given the notice provided for herein; provided, however, that such period may be shortened upon the written consent of the holders of Series A Preferred who are entitled to such notice rights or similar notice rights and who represent at least a majority of all then outstanding shares of such Series A Preferred, voting as a separate voting group.

        1.1.3    Voting. Except as otherwise expressly provided herein or as required by law, the holder of each share of Series A Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred could then be converted and, with respect to such, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock (except as otherwise expressly provided herein or as required by law), voting together with the Common Stock and other series of Preferred Stock as a single voting group, and shall be entitled to notice of any shareholders’ meeting in accordance with the Bylaws of this Corporation.

        1.1.4   Conversion. The holders of Series A Preferred shall have conversion rights as follows:

                   (a)    Right to Convert. Each share of Series A Preferred shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of this Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $3.60 (the “Series A Original Issue Price”) plus any accrued but unpaid dividend by the then applicable conversion price, determined as hereinafter provided for such series. The conversion price shall initially be $0.90 per share for the Series A Preferred (the “Series A Conversion Price”). A holder of Series A Preferred may convert all, but not less than all, of it Series A Preferred pursuant to this provision. The right to covert pursuant to this Section 1.1.4(a) shall terminate upon receipt of a Redemption Notice (as defined below).

                   (b)    Corporation Conversion. At any time after the closing bid price for the Corporation’s Common Stock on the NASD OTCBB or the primary United State exchange on which the Common Stock is then traded exceeds $3.00 during any five consecutive trading days, the Corporation may, at its sole option, convert the Series A Preferred and any accrued but unpaid Series A Dividend into Common Shares at the then-applicable Conversion Price by providing written notice of such conversion to the holders of the Series A Preferred; provided that there is an effective registration statement under the Securities Act registering the resale of the Common Stock to be issued pursuant to this Section 1.1.4(b).

                   (c)    Mechanics of Conversion. Before any holder of Series A Preferred shall be entitled to convert the same into shares of Common Stock, the holder shall surrender the certificate or certificates thereof, duly endorsed, at the office of this Corporation or of any transfer agent for such stock, and shall give written notice to this Corporation at such office that such holder elects to convert the same and shall state therein the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued; provided, however, that, in the event of a conversion pursuant to Section 1.1.4(b), the outstanding shares of Series A Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to this

Corporation or its transfer agent. This Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series A Preferred are either delivered to this Corporation or its transfer agent as provided above, or the holder notifies this Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to this Corporation to indemnify this Corporation from any loss incurred by it in connection with such certificates. This Corporation shall, as soon as practicable after delivery of such certificate, or such agreement of indemnification in the case of a lost certificate, issue and deliver at such office to such holder of Series A Preferred a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred, or in the case of conversion under Section 1.1.4(b), on the fifth (5th) business day after the Corporation deposited the notice of conversion with the United States postal service addressed to the last address provided to the Company by such holder of Series A Preferred and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

                   (d)    Adjustments to Series A Conversion Price for Stock Dividends and for Combinations of Subdivisions of Common Stock. In the event that this Corporation at any time or from time to time after the Original Issue Date shall declare or pay, without consideration, any dividend on the Common Stock payable in Common Stock or in any right to acquire Common Stock for no consideration, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the applicable Series A Conversion Price in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. In the event that this Corporation shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration, then this Corporation shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock.

                   (e)    Adjustments for Reclassification and Reorganization. If the Common Stock issuable upon conversion of the Series A Preferred shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for in Section 1.1.4(d) above or a merger or other reorganization referred to in Section 1.1.2(c) above), then the Series A Conversion Price as then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that the Series A Preferred shall be convertible into, in lieu of the number of shares of Common Stock that the holders would have otherwise been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Series A Preferred immediately before that change.

                   (f)    No Impairment. This Corporation will not, by amendment of these Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section 1.1 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred against impairment.

                   (g)    Certificates as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Series A Conversion Price pursuant to this Section 1.1, this Corporation at its expense shall promptly engage an independent public accountant of recognized standing to compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series A Preferred a certificate setting forth such adjustment or readjustment.

                   (h)    Notices. In the event of any taking by this Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this Corporation shall mail to each holder of Series A Preferred at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution. In the event of any proposal by this Corporation to take any action that would result in any Liquidation Event (including events treated as Liquidation Events pursuant to Section 1.1.2(c)), this Corporation shall mail to each holder of Series A Preferred at least ten (10) days prior to the date of such proposed transaction a notice specifying the proposed date of such transaction. Any notice required by the provisions of this Section 1.1 to be given to the holders of shares of Series A Preferred shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at its address appearing on the books of this Corporation. If the mailing address of any holder of Series A Preferred is outside of the United States, a copy of any notice to be sent pursuant to Section 1.1 shall be sent to such holder by telecopy or telex (with confirmation of receipt) and shall be deemed given upon transmission and any notices deposited in the mail shall be sent by registered airmail.

                   (i)    Issue Taxes. This Corporation shall pay any and all issue and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Series A Preferred pursuant hereto; provided, however, that this Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

                   (j)    Reservation of Stock Issuable Upon Conversion. This Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series A Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred, this Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging its best efforts to obtain the requisite shareholder approval of any necessary amendment to the Articles of Incorporation.

                   (k)    Fractional Shares. No fractional shares shall be issued upon the conversion of any share or shares of Series A Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, this Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of Directors of this Corporation).

        1.1.5   Redemption.

                   (a)    Redemption. Shares of Series A Preferred may be redeemed, in whole or in part, by the Corporation out of funds lawfully available therefor from the holders of the then outstanding shares of Series A Preferred on a pro rata basis, at any time by providing written notice to the holders of the Series A Preferred (the fortieth (40th) day after providing the Redemption Notice (as defined below) referred to as the “Redemption Date”). On the Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Series A Preferred owned by each holder, that number of outstanding shares of Series A Preferred that the Corporation has elected to purchase for the following consideration: (i) an amount equal to a price per share equal to the Series A Original Issue Price plus any accrued and unpaid dividends multiplied by the number of shares of Series A Preferred being redeemed from such holder and (ii) the issuance of the number of shares of Common Stock equal to seventeen and one-half percent (17.5%) of the shares of Common Stock than issuable upon conversion of the shares of Series A Preferred being redeemed from such holder (the “Redemption Price”). A cash payment will be provided in lieu of any fractional shares of Common Stock that would otherwise be issuable pursuant to this provision at a price per share of Common Stock equal to the then-applicable Series A Conversion Price.

                   (b)    Redemption Notice. Written notice of the mandatory redemption (the “Redemption Notice”) shall be mailed, postage prepaid, to each holder of record of Series A Preferred, at its post office address last shown on the records of the Corporation, not less than 40 days prior to each Redemption Date. Each Redemption Notice shall state:

                             (i)     the number of shares of Series A Preferred held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

                             (ii)     the Redemption Date and the Redemption Price; and

                             (iii)     that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series A Preferred to be redeemed.

                   (c)    Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Series A Preferred to be redeemed on such Redemption Date, shall surrender the certificate or certificates representing such shares to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be canceled and retired. In the event less than all of the shares of Series A Preferred represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Series A Preferred shall promptly be issued to such holder.

                   (d)    Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series A Preferred to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor, then notwithstanding that the certificates evidencing any of the shares of Series A Preferred so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

        1.1.6   Series A Director. The holders of record of the shares of Series A Preferred, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the “Series A Directors”). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the Series A Preferred, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of shareholders. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A Preferred), exclusively and voting together as a single class, shall, subject to the rights of any additional series of Preferred Stock that may be established from time to time, be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. A vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series.